U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[ ]Form 10-KSB; [ ]Form 20-F; [ ]Form 11-K; [X]Form 10-QSB; [ ]Form N-SAR

     For Period Ended:                              March 31, 1999
     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F              SEC FILE NUMBER
     [ ]Transition Report on Form 11-K                  0-24259
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________
________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

Part I--Registrant Information
________________________________________________________________________

     Full Name of Registrant:      Australian-Canadian Oil Royalties Ltd.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    1304 Avenue L
           City, State & Zip Code         Cisco, Texas  76437
________________________________________________________________________

Part II--Rules 12b-25 (b) and (c)
________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
________________________________________________________________________

Part III--Narrative
________________________________________________________________________

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


Certain information from our Canadian bank accounts was received late. In addition, certain information that the company expected to receive from Australia was also late. These items were critical to the accuracy and completeness of the finacial statements which make up one of the main itmes of the Form 10-QSB. Due to their lateness our accountant was not able to complete their review of the financial statements in time for us to file the return by the May 15 due date.

Completion of the filing is expected to occur within the five day extension created through this notification.


________________________________________________________________________

Part IV--Other Information
________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:            Robert Kamon        (254) 442-2658

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?                                [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     Australian-Canadian Oil Royalties Ltd.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   May 17, 1999                  By: /s/ Robert Kamon
                                          Robert Kamon
                                          Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
________________________________________________________________________

                         Robert Early & Company, P.C.



May 17, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  200549


RE:  Australian-Canadian Oil Royalties Ltd.
     SEC File # 0-24259


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Australian-Canadian Oil Royalties Ltd. The Registrant has requested us to perform a review of their financial statemnts as of March 31, 1999 to be included as part of its quarterly report on Form 10-QSB. The Registrant has stated in Part III of its filing on From 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Quarterly report on Form 10-QSB for the quarter ended March 31, 1999 because our firm has not yet competed its review of the financial statements of the Registrant of the quarter ended March 31, 1999, and is therefore unable to furnish the required report on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in part III of its filing on Form 12b-25. Please be advised that we concur with the statement that we have been delayed in our receipt of the Registrant's financial statements and have been thus delayed in our review of those statements.

Very truly yours,


/s/ Robert Early & Company, P.C.
ROBERT EARLY & cOMPANY, P.C.